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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       AMERICAN DENTAL TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   025352105
                                 (CUSIP Number)

                            PETER M. HOSINSKI, ESQ.,
                      BECKER, GLYNN, MELAMED & MUFFLY LLP,
                   299 PARK AVE., NY, NY 10171 (212) 888-3033
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 15, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  / /.

- ---------------------
* This Amendment No. 2 is the first electronic amendment to a paper format
Schedule 13D and, pursuant to Rule 13d-2(c), restates the entire text of the
Schedule 13D as amended hereby. New information provided pursuant to this Amendment is set forth in italics herein.

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                                  SCHEDULE 13D

CUSIP No. 025352105                                            Page 1 of 8 Pages


 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Denics Co., Ltd. d/b/a Dental Innovate Corporation

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) /x/
 3       SEC USE ONLY

 4       SOURCE OF FUNDS*

               Conversion of shares held by reporting person in Texas Airsonics, Inc. pursuant to merger of such company into a subsidiary of the issuer.

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
         PURSUANT TO ITEMS 2(d) OR 2(e)

 6       CITIZENSHIP OR PLACE OF ORGANIZATION


                    7      SOLE VOTING POWER
NUMBER OF
SHARES                            1,689,055
BENEFICIALLY
OWNED BY            8      SHARED VOTING POWER
EACH
REPORTING           9      SOLE DISPOSITIVE POWER
PERSON
WITH                              1,689,055

                   10      SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,689,055

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.2%

14       TYPE OF REPORTING PERSON*

                   CO

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Item 1.  Security and Issuer.

     This statement relates to the Common Stock of American Dental Technologies, Inc. ("ADT"). The address of ADT's principal executive office is:

          American Dental Technologies, Inc.
          2600 West Big Beaver Road
          Suite 410
          Troy, Michigan 48084

Item 2.  Identity and Background.

          (a) The person filing this statement is Denics Co., Ltd., d/b/a Dental Innovate Corporation, a limited liability company (kabushiki kaisha) organized in Japan ("Registrant").

          The names and titles of Registrant's executive officers and directors are:

          Kengo Iwai
          Representative Director and President

          Shingo Sasaki
          Representative Director

          Eisuke Yamaguchi
          Executive Director

          Sasaki Co., Ltd., a limited liability company (kabushiki kaisha) organized in Japan ("Sasaki"), owns 51% of the issued and outstanding capital stock of Registrant.

          The names and titles of Sasaki's executive officers and directors are:

          Shohei Oguri
          Representative Director and President

          Fumio Takahashi
          Representative Director and Executive Director

          Hiroichi Kato
          Executive Director

          Shingo Sasaki
          Executive Director

          Kengo Iwai
          Executive Director

                                       2

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          Hayao Hasegawa
          Managing Director

          Masatoshi Shibaya
          Managing Director

          Shunichi Nawa
          Director

          Hiroshi Toyoshima
          Director

          Keishi Tokoro
          Director

          Mitsuo Saji
          Director

          Takeshi Tanaka
          Director

          Yoshio Sasaki
          Director

          (b) Registrant's principal business address and the address of its principal office are both as follows:

          Denics Co., Ltd.
          Yotsuya Y's Bldg.
          7-6, Honshio-cho
          Shinjuku-ku, Tokyo, Japan

          The addresses of Registrant's executive officers and directors are as follows:

          Kengo Iwai
          40-30, Nakano 3-chome
          Nakano-ku, Tokyo, Japan

          Shingo Sasaki
          5-9, Minami Magome 4-chome
          Ota-ku, Tokyo, Japan

          Eisuke Yamaguchi
          21-14, Miyamae 3-chome
          Suginami-ku, Tokyo, Japan

                                       3

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          Sasaki's principal business address is as follows:

          Sasaki Co., Ltd.
          Sasaki Bldg.
          26-4, Hongo 3-chome
          Bunkyo-ku, Tokyo, Japan

          The addresses of Sasaki's executive officers and directors are as follows:

          Shohei Oguri
          15-12, Oike-cho
          Toyohashi, Aichi, Japan

          Fumio Takahashi
          1-4, Nakaiwata 3-chome
          Toyohashi, Aichi, Japan

          Hiroichi Kato
          559, Yagotoyama
          Tampaku-ku, Nagoya, Japan

          Shingo Sasaki
          5-9, Minami Magome 4-chome
          Ota-ku, Tokyo, Japan

          Kengo Iwai
          40-30, Nakano 3-chome
          Nakano-ku, Tokyo, Japan

          Hayao Hasegawa
          28-10, Aza Sugaishi
          Hamamichi-cho, Toyohashi
          Aichi, Japan

          Masatoshi Shibaya
          13-23, Dodonishi-machi
          Okazaki, Aichi, Japan

          Shunichi Nawa
          12-4, Aza Hobosakai
          Oka-machi, Okazaki
          Aichi, Japan

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          Hiroshi Toyoshima
          377-23, Nishi Kanenoi
          Showa-cho, Kita Katsushika-gun
          Saitama, Japan

          Keishi Tokoro
          5-1-11-702, Nanko Naka,
          Suminoe-ku, Osaka, Japan

          Mitsuo Saji
          1-19-3-1111, Koriyama
          Taihaku-ku, Sendai
          Miyagi, Japan

          Takeshi Tanaka
          3-24-4-506, Sanno-cho
          Minami-ku, Yokohama, Japan

          Yoshio Sasaki
          2-4-39, Johoku
          Shizuoka, Shizuoka, Japan

          (c) Registrant's principal business is to import, export, sell and lease medical instruments, devices, supplies and books.

          Sasaki's prinicpal business is the distribution and sale of dental equipment in Japan.

          The principal occupations of each of the executive officers and directors listed under Item 2(b) above are as follows:

          Kengo Iwai:          Director of Registrant
          Eisuki Yamaguchi:    Director of Registrant
          Shingo Sasaki:       Director of Sasaki
          Shohei Oguri:        Director of Sasaki
          Fumio Takahashi:     Director of Sasaki
          Hiroichi Kato:       Director of Sasaki
          Hayao Hasegawa:      Director of Sasaki
          Masatoshi Shibaya:   Director of Sasaki

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          Shunichi Nawa:       Director of Sasaki
          Hiroshi Toyoshima:   Director of Sasaki
          Keishi Tokoro:       Director of Sasaki
          Mitsuo Saji:         Director of Sasaki
          Takeshi Tanaka:      Director of Sasaki
          Yoshio Sasaki:       Director of Sasaki

          (d) Neither Registrant or Sasaki nor any executive officer or director of either of them has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Registrant or Sasaki nor any executive officer or director of either of them was, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the directors and officers of Registrant and Sasaki listed under Item 2(b) above is a citizen of Japan.

Item 3. Source and Amount of Funds or Other Consideration.

     The common stock of ADT acquired by Registrant and reported hereunder was acquired pursuant to the merger of Texas Airsonics Inc. ("Texas Air") into a new wholly-owned subsidiary of ADT. As a result of the merger, common stock of Texas Air held by Registrant was converted into 828,815 shares of common stock of ADT.

     None of the other persons identified in Item 2 has acquired any securities of ADT.

Item 4. Purpose of Transaction.

     Registrant and ADT have an ongoing business relationship, and Registrant is the sole distributor for ADT's line of laser technology products in Japan. As a shareholder of Texas Air, as a result of the merger described in Item 3 above Registrant acquired the additional shares of common stock of ADT.

     Neither Registrant nor any other person listed in response to Item 2 above has any intention at this time to make any further equity investment in ADT, although it is possible that Registrant may consider doing so depending on, among other things, future financial conditions and business developments.

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     Neither Registrant nor any other person listed in Item 2 above has any plans or proposals which relate to or would result in any of the actions or occurrences described in subitems (a) through (j) set forth under Item 4 in the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          (a) The aggregate number of shares of the common stock of ADT beneficially owned by Registrant is 1,689,055 (the "Securities"). Based upon information supplied by ADT, the Securities represent 6.2% of the aggregate issued and outstanding shares of common stock of ADT.

          None of the other persons listed in Item 2 above beneficially owns, and none of such persons and Registrant are members of a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act) which beneficially owns, any securities issued by ADT.

          (b) Registrant has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, the Securities.

          (c) There have not been any transactions with respect to the common stock of ADT effected within the past sixty days by Registrant, other than the acquisition of the Securities.

          (d) There is not any person other than Registrant who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

     Other than the Loan Agreement described under Items 3 and 4 of Registrant's original filing pursuant to Schedule 13D (pursuant to which Registrant loaned funds to ADT for the purpose of working capital) and accompanying documents, there are not any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of ADT, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 1996                  /s/ Eisuke Yamaguchi
                                       --------------------
                                            Signature

                                       Executive Director
                                       --------------------
                                            Name/Title